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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 3)*
                                              ---

                                AUTOTOTE CORPORATION
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                                  (Name of Issuer)

                        CLASS A COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------

                           (Title of Class of Securities)

                                    053323 10 1
                                   --------------

                                   (CUSIP Number)

                                 September 10, 1998
--------------------------------------------------------------------------------

              (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/ Rule 13-d1(b)

     / / Rule 13-d1(c)

     / / Rule 13-d1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 6 pages

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CUSIP NO. 053323 10 1                SCHEDULE 13G
          -----------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oaktree Capital Management, LLC**
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                         (b)/X/
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   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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   NUMBER OF      5  SOLE VOTING POWER

     SHARES          6,681,200(1)
               -----------------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER

    OWNED BY         -0-
               -----------------------------------------------------------------
      EACH
                  7  SOLE DISPOSITIVE POWER
   REPORTING
                     6,681,200(1)
  PERSON WITH  -----------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,681,200(1)
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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         17.7  %
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IA, CO
--------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT


(**)Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), is filing in its capacity (i) as the General Partner of the OCM Opportunities Fund, L.P., a Delaware limited partnership, and (ii) as investment manager of a certain third party account which invests in similar securities as the OCM Opportunities Fund, L.P., which together may be deemed to be the beneficial owners of 6,681,200 shares of the Issuer's Class A Common Stock, $.01 par value ("Common Stock") (which represents approximately 17.7% of the outstanding shares of the Issuer's Common Stock) based on their ownership of shares of Common Stock and of the Issuer's 5 1/2% Convertible Subordinated Debentures (the "Debentures").


---------------------------

(1) Includes approximately 1,750,000 shares of Common Stock issuable upon conversion of Debentures held by investment funds and accounts managed by Oaktree.


                                  Page 2 of 6 Pages

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CUSIP NO. 053323 10 1                SCHEDULE 13G
          -----------


ITEM 1(a).   NAME OF ISSUER

Autotote Corporation
--------------------------------------------------------------------------------

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

750 Lexington Avenue, 25th Floor New York, NY  10022
--------------------------------------------------------------------------------

ITEM 2(a).   NAME OF PERSON(s) FILING

Oaktree Capital Management, LLC
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ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

550 S. Hope Street, 22nd Floor, Los Angeles, CA  90017
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ITEM 2(c).   CITIZENSHIP

California
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ITEM 2(d).   TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.01 par value
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ITEM 2(e).   CUSIP NUMBER

053323  10 1
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ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR
             SECTION 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)     / /    Broker or Dealer registered under Section 15 of the Act (15
                    U.S.C. 78o).

     (b)     / /    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

     (c)     / /    Insurance Company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

     (d)     / /    Investment Company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)     /X/    An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

     (f)     / /    An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);


                                  Page 3 of 6 pages

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CUSIP NO. 053323 10 1                SCHEDULE 13G
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     (g)     / /    A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(ii)(G);

     (h)     / /    A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)     / /    A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80-a3);

     (j)     / /    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP*


     (a)     Amount Beneficially Owned:

             6,681,200 (1)
     ---------------------------------------------------------------------------
     (b)     Percent of Class:

     ---------------------------------------------------------------------------
     (c)     Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote

             6,681,200 (1)
             -------------------------------------------------------------------

             (ii)   Shared power to vote or to direct the vote

             0
             -------------------------------------------------------------------

             (iii)  Sole power to dispose or to direct the disposition of

             6,681,200 (1)
             -------------------------------------------------------------------
             (iv)   Shared power to dispose or to direct the disposition of

             0
             -------------------------------------------------------------------

*The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this
Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this
Schedule 13G for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

     (1) Includes approximately 1,750,000 shares of Common Stock issuable upon conversion of Debentures held by investment funds and accounts managed by Oaktree.


                                  Page 4 of 6 pages

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CUSIP NO. 053323 10 1                SCHEDULE 13G
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ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

---------------------------------------------------------------------------

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

As of the date of this Schedule 13G, Oaktree, in its capacity (i) as the General Partner of the OCM Opportunities Fund, L.P., a Delaware limited partnership, and
(ii) as investment manager of a certain third party account which invests in similar securities as the OCM Opportunities Fund, L.P., may be deemed to beneficially own 6,681,200 shares of the Issuer's Common Stock (which represents approximately 17.7% of the outstanding shares of the Issuer's Common Stock) based on the ownership by the OCM Opportunities Fund, L.P. and such third party account of shares of Common Stock and the Issuer's Debentures.

---------------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

---------------------------------------------------------------------------

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

---------------------------------------------------------------------------

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

Not applicable

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                                  Page 5 of 6 pages

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CUSIP NO. 053323 10 1                SCHEDULE 13G
          -----------


ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        October 30, 1998
                                     ------------------------------------------
                                                              Date


                                        /S/ KENNETH LIANG
                                     ------------------------------------------
                                                         Signature

                                             Kenneth Liang, Managing Director
                                                   and General Counsel
                                     ------------------------------------------
                                                         Name/Title








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